

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Via E-mail
Mr. Christopher D. Brady
President and Director
Chart Acquisition Corp.
555 5th Avenue, 19th Floor
New York, NY 10017

> **Re: Chart Acquisition Corp.**
> **Amendment No. 1 to Schedule TO-T**
> **Filed June 12, 2015 by Chart Acquisition Group LLC et al.**
> **File No. 005-87098**

Dear Mr. Brady:

      We have reviewed your filing and have the following comment. Please respond to this letter by amending your filing or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

General

1.   We believe that the amendment should include information regarding the material features of the revised business combination, including the removal of the condition to closing; the amount of securities of Tempus Holdings that will be issued to the investors as a result of the Financing and to whom, and a quantification of the resulting dilution. Otherwise, please cite us to the authority which allows you to incorporate this information by reference. We also believe that this information should be disseminated to security holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comment.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Joshua N. Englard, Esq.
        Ellenoff Grossman & Schole LLP